UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT Pursuant to REGULATION A

Date of Report (Date of earliest event reported): April 4, 2023

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Common Stock

ITEM 1.	Fundamental Changes

On April 4, 2023, Angel Studios, Inc. (“Angel”) received a Notice of Termination (the “Notice of Termination”) from The Chosen, Inc. (“TCI”) related to that certain Content License Agreement (the “License Agreement”) between the parties dated October 18, 2022, and attached as Exhibit 3.1 of our Form 1-U filed on October 25, 2022, which is incorporated herein by reference. TCI is seeking to terminate the License Agreement for certain alleged material breaches (the “Alleged Breaches”) of contract in accordance with Section 14 of the License Agreement.

Angel strongly disputes the allegations. Angel does not agree it has breached the License Agreement, that any alleged breaches would be sufficiently “material” to warrant termination of the agreement, or that any alleged breaches were not fully cured. Out of an abundance of caution, and under protest, Angel took actions to cure all of the Alleged Breaches within the timeframe allowed under the License Agreement. Angel intends to vigorously defend its interests in this matter.

The Notice of Termination indicated that TCI will hold the termination of the License Agreement in abeyance pending arbitration on the matter. Until the outcome of the arbitration is determined, Angel will continue to perform all of its respective obligations under the License Agreement.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

By:	/s/ Patrick Reilly
Patrick Reilly
Chief Financial Officer

Date: April 17, 2023